[Invesco Letterhead]
225 Liberty Street
New York, NY 10281

February 25, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Mr. Scott Lee
Mr. David Manion

Re:	AIM Counselor Series Trust (Invesco Counselor Series Trust)
File No. 333-252353
AIM Growth Series (Invesco Growth Series)
File No. 333-252357
AIM Investment Funds (Invesco Investment Funds)
File No. 333-252352
(each a “Registrant” and collectively, the “Registrants”)

Dear Messrs. Lee and Manion:

On behalf of the Registrants, below are the Registrants’ responses to the comments conveyed telephonically by Messrs. Manion and Lee on February 16, 2021 and February 18, 2021, respectively, to Taylor V. Edwards, Esq., Monique McClure, Esq., Jacqueline Edwards, Esq., and John G. Dikmak, Jr., Esq. with regards to each Registrant’s registration statement on Form N-14 (collectively, the “Registration Statement”) relating to the proposed reorganizations of:  (i) Invesco Senior Floating Rate Plus Fund into Invesco Senior Floating Rate Fund, each a series of AIM Counselor Series Trust (Invesco Counselor Series Trust), (ii) Invesco Endeavor Fund into Invesco Main Street Mid Cap Fund®, a series of AIM Investment Funds (Invesco Investment Funds) and AIM Growth Series (Invesco Growth Series), respectively, (iii) Invesco Select Companies Fund into Invesco Main Street Small Cap Fund®, a series of AIM Investment Funds (Invesco Investment Funds) and AIM Growth Series (Invesco Growth Series), respectively, and (iv) Invesco Pacific Growth Fund into Invesco Greater China Fund, each a series of AIM Investment Funds (Invesco Investment Funds) (collectively, the “Funds”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on January 22, 2021, under Rule 488 under the Securities Act of 1933 (the “Securities Act”).  Pursuant to Rule 473 under the Securities Act, the Registrants filed a delaying amendment with respect to the Registration Statement on February 19, 2021.
Below we have provided your comments (in bold) and the Registrants’ responses to each comment.  These responses will be incorporated into Pre-Effective Amendment No. 1 to the

Registration Statement (collectively, “Pre-Effective Amendment No. 1”).  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Accounting Comments

1.	Comment:
Please file each Consent of the Independent Registered Public Accounting Firm issued by PricewaterhouseCoopers LLP for each Registrant (collectively, the “Consents”) as an exhibit to Pre-Effective Amendment No. 1.

	Response:	All Consents will be filed as an exhibit to Pre-Effective Amendment No. 1 for each Registrant as requested.

2.	Comment:	Please confirm supplementally that the Expense Tables and Expense Examples reflect each Fund’s current fees and expenses.

	Response:	The Registrant confirms that the Expense Tables and Expense Examples reflect the current fees and expenses of each Fund.

3.	Comment:
On page 9 of the Joint Information Statement/Prospectus, please confirm that the line item captioned “Fee Waiver and/or Expense Reimbursement” in the Expense Table for the Class R6 Shares of Invesco Senior Floating Rate Fund is correct.

	Response:	The Expense Table has been confirmed as requested.

4.	Comment:
On pages 10-15 of the Joint Information Statement/Prospectus, please confirm that the line items captioned “Fee Waiver and/or Expense Reimbursement” in the Expense Tables for each Class of Shares of Invesco Main Street Mid Cap Fund® are correct.

	Response:	The Expense Tables have been confirmed as requested.

5.	Comment:
On page 29 of the Joint Information Statement/Prospectus, please confirm the Expense Example for Invesco Senior Floating Rate Plus Fund into Invesco Senior Floating Rate Fund includes the correct “10 Years” numbers for Class C Shares.

	Response:	The Expense Example has been corrected.

6.	Comment:	If a correction is made in response to Comment 3, please make the appropriate change to the corresponding Expense Example.

	Response:	Not applicable.

7.	Comment:	If any corrections are made in response to Comment 4, please make the appropriate changes to the corresponding Expense Examples.

	Response:	Not applicable.

8.	Comment:
On page 42 of the Joint Information Statement/Prospectus under the heading “Repositioning Costs,” please add a cross reference to “The Reorganizations – Federal Income Tax Considerations – Repositioning of a Target Fund’s Portfolio Assets.”

	Response:	The Registration Statement has been revised accordingly.

9.	Comment:
On page 49 of the Joint Information Statement/Prospectus under the heading captioned “Repositioning of a Target Fund’s Portfolio Assets,” please add a description of the portfolio assets to be sold by Invesco Pacific Growth Fund in connection with the Reorganization.

	Response:	The Registrants have added the following to the Registration Statement as requested:

With respect to the Invesco Pacific Growth Fund, the repositioning is primarily a result of the Target Fund having a wider geographic mandate than the Acquiring Fund, which will result in the sale of the Target Fund’s securities of issuers in certain foreign countries.

10.	Comment:
On page 5 of the Statement of Additional Information under the heading captioned “Supplemental Financial Information,” please add additional disclosure regarding the repositioning of Invesco Pacific Growth Fund and a description of the portfolio assets to be sold by Invesco Pacific Growth Fund in connection with the Reorganization.  Please also add disclosure confirming that there are no material differences in the valuation and tax policies of each Target Fund as compared to those of its corresponding Acquiring Fund.

	Response:	The Registration Statement has been revised accordingly.

11.	Comment:
On page 3 of the Joint Information Statement/Prospectus under the heading captioned “What are the costs of the Reorganizations and who is responsible for paying the costs?” please add disclosure setting forth the reasons Invesco is paying for certain Reorganization costs.

	Response:	The Registration Statement has been revised accordingly.

Disclosure Comments

12.	Comment:
Please confirm that the Registrants’ responses to these comments will be set forth in a letter filed as correspondence on EDGAR prior to filing Pre-Effective Amendment No. 1.  In addition, the staff requests that any outstanding information in the Registration Statement be finalized prior to the filing of Pre-Effective Amendment No. 1.

Response:
The Registrants confirm that this letter will be filed on EDGAR as requested and that all information currently outstanding in the Registration Statement will be confirmed prior to the filing of Pre-Effective Amendment No. 1.

13.	Comment:
On page 2 of the Joint Information Statement/Prospectus under the heading captioned “Why are Shareholders not being asked to vote on the Reorganizations?” please insert a statement that “we are not asking you for a proxy and you are requested not to send us a proxy.”

	Response:	The Registration Statement has been revised accordingly.

14.	Comment:
On page 2 of the Joint Information Statement/Prospectus under the heading captioned “What are the reasons for the proposed Reorganization?” please consider including a comparison of the asset size of each Target Fund and Acquiring Fund.

Response:
The Registrants note that the requested disclosure is included on page 3 of the Joint Information Statement/Prospectus under the heading captioned “What effect will a Reorganization have on me as a shareholder?”

15.	Comment:
On page 2 of the Joint Information Statement/Prospectus under the heading captioned “What effect will a Reorganization have on me as a shareholder?” please streamline the presentation of the information.

	Response:	The Registration Statement has been revised accordingly.

16.	Comment:	Please confirm supplementally that each Reorganization complies with the requirements of Rule 17a-8 under the 1940 Act.

	Response:	The Registrants confirm that each Reorganization complies with the requirements of Rule 17a-8 under the 1940 Act.

17.	Comment:
On page 3 of the Joint Information Statement/Prospectus under the heading captioned “What are the costs of the Reorganizations and who is responsible for paying the costs?” please present the information in a table.

	Response:	The Registration Statement has been revised accordingly.

18.	Comment:
On page 3 of the Joint Information Statement/Prospectus under the heading captioned “How do the Funds’ investment objectives, principal investment strategies and risks compare? – Investment Objectives,” please add a heading to each column identifying the Target Funds and Acquiring Funds, as applicable.

	Response:	The Registration Statement has been revised accordingly.

19.	Comment:
In the Expense Tables and Expense Examples, please clarify for all of the Funds whether net or gross fees are being presented.  If net fees are being presented, please confirm in the disclosure the effect on fees when waivers expire.

Response:
The Registrants note that each of the Expense Tables and Expense Examples comply with Item 3 of Form N-1A.  Accordingly, in each Expense Table the line item captioned “Total Annual Fund Operating Expenses” reflects each Fund’s total gross fees.  The line item captioned “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” reflects each Fund’s net fees after subtracting any fee reimbursement or expense waivers from the line item captioned “Total Annual Fund Operating Expenses.”  Each Fund’s Expense Example reflects any adjustments made to reflect any expense reimbursement or fee waiver arrangements in accordance with Item 3 of Form N-1A.  Any adjustment to reflect any expense reimbursement or fee waiver arrangement is reflected only in the periods for which the expense reimbursement or fee waiver arrangement is expected to continue pursuant to a contractual agreement.

20.	Comment:	Please confirm supplementally that the Expense Tables and Expense Examples reflect each Fund’s current fees and expenses.

	Response:	Please see the Registrant’s response to Comment No. 2.

21.	Comment:
On page 33 of the Joint Information Statement/Prospectus under the heading captioned “How do the performance records of the Funds compare?” please disclose the portfolio turnover rate for each Fund for the most recent fiscal year in accordance with Item 3 of Form N-1A.

	Response:	The Registration Statement has been revised accordingly.

22.	Comment:	On page 33 of the Joint Information Statement/Prospectus in the Average Annual Total Returns table, please consider utilizing bold, grayscale or color to increase readability.

	Response:	The Registration Statement has been revised accordingly.

23.	Comment:	On page 37 of the Joint Information Statement/Prospectus, under the heading captioned “Will an Acquiring Fund have different portfolio managers than a corresponding Target Fund?” please disclose the name, title and length of service for each of the Acquiring Fund’s portfolio manager(s) in accordance with Item 5 of Form N-1A.

	Response:	The Registration Statement has been revised accordingly.

24.	Comment:	On page 37 of the Joint Information Statement/Prospectus under the heading “When are the Reorganizations expected to occur?” please correct the date provided.

	Response:	The Registration Statement has been revised accordingly.

25.	Comment:	Please supplementally confirm that any changes to a Fund’s fundamental investment restrictions made in connection with a Reorganization did not require shareholder approval.

	Response:	The Registrants confirm that any changes made to a Fund’s fundamental investment restrictions in connection with a Reorganization did not require shareholder approval.

26.	Comment:
On page 43 of the Joint Information Statement/Prospectus under the heading captioned “Comparison of Share Classes and Distribution Arrangements,” the disclosure states that Class R Shares for Invesco Greater China Fund are new.  Please confirm that the Class R Shares for Invesco Greater China Fund have been registered on an effective registration statement with the SEC or will be registered prior to the closing date of the Reorganization.

	Response:	AIM Investment Funds (Invesco Investment Funds) confirms that the Class R Shares for Invesco Greater China Fund have been registered on an effective registration statement with the SEC.

27.	Comment:
Please include in the Q&A the disclosure included in the final paragraph under the heading captioned “Summary of Agreement and Plan of Reorganization,” which appears on page 47 of the Joint Information Statement/Prospectus.

	Response:	The Registration Statement has been revised accordingly.

28.	Comment:
In connection with the disclosure included on pages 47 and 48 of the Joint Information Statement/Prospectus under the heading captioned “Board Considerations in Approving the Reorganizations,” please confirm that the Boards were presented with, and considered, all material aspects of the Reorganizations, including any adverse factors.

	Response:	The Registrants confirm that each Board was presented with, and considered, all material aspects of the Reorganizations, including any adverse factors.

29.	Comment:	Please include disclosure regarding payments to broker-dealers and other financial intermediaries in accordance with Item 8 of Form N-1A, as applicable.

	Response:	The Registration Statement has been revised accordingly.

30.	Comment:
On page 51 of the Joint Information Statement/Prospectus under the heading captioned “Costs of the Reorganizations,” the disclosure states that Invesco Endeavor Fund and Invesco Select Companies Fund will be paying for the costs of each of their respective Reorganizations.  Please discuss supplementally why these Target Funds are paying exclusively for the Reorganizations.

Response:
Generally, after considering a number of factors including that the anticipated annual benefit from reduced expenses as a result of the Reorganizations exceed the estimated transaction costs of the Reorganizations and that such Reorganization costs could be recouped by each Target Fund’s newly-combined fund in 12 months or less, Invesco Endeavor Fund’s and Invesco Select Companies Fund’s management determined that it would be appropriate for each of these Target Funds to bear their Reorganization costs. Consistent with the Registrants’ response to Comment 28, the Board of these Target Funds considered management’s recommendation in this regard in connection with the approval of the Reorganizations. We note that such cost allocation is also reflected in the Agreement and Plan of Reorganization, which is filed as Exhibit E to the Joint Information Statement/Prospectus.

31.	Comment:
Please confirm whether the Funds’ securities are listed securities.  If applicable, please identify the name of the exchanges on which the securities are listed and include disclosure to the effect that reports and proxies, etc. are available for inspection at the exchange.

	Response:	The Registrants confirm that the Funds’ securities are not listed securities.

32.	Comment:	Please clarify why there is more than one Exhibit A to the Joint Information Statement/Prospectus.

Response:
The first Exhibit A is to the Joint Information Statement/Prospectus.  The second Exhibit A is to the Form of Agreement and Plan of Reorganization set forth in Exhibit E to the Joint Information Statement/Prospectus.

33.	Comment:	Please include in Exhibit F to the Joint Information Statement/Prospectus the Financial Highlights for each of Invesco Senior Floating Rate Plus Fund and Invesco Senior Floating Rate Fund.

	Response:	The Registration Statement has been revised accordingly.

34.	Comment:	Please confirm that any filings that are incorporated by reference into the Registration Statement and available on EDGAR include appropriate hyperlinks.

	Response:	The Registrants confirm that any filings incorporated by reference into the Registration Statement and available on EDGAR include the appropriate hyperlinks.

35.	Comment:
On page 2 of the Statement of Additional Information, please include the date and form of organization of each Fund and the name of the state or other jurisdiction in which the Fund is organized in accordance with Item 15 of Form N-1A.

	Response:	The Registration Statement has been revised accordingly.

36.	Comment:	Please include the Securities Act filing numbers for each of the exhibits incorporated by reference in Item 16 of Part C.

Response:
Respectfully, the Registrants decline to include the requested Securities Act filing numbers for each of the exhibits.  The Registrants note that such disclosure is, in this particular case, not required by Part C of Form N-14 and the Registrants are otherwise unable to find support for adding such.  Furthermore, the Registrants note that the exhibits are hyperlinked to make it easier for any reader, including a shareholder, to directly access each exhibit.  The Registrants also believe that for purposes of Part C, the names of the Registrants and the filing dates are adequate information.  In this regard, the Registrants believe that adding the Securities Act filing numbers are unnecessary information in an already long and complex document.

The Registrants believe that they have fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact Jacqueline Edwards, Esq. at (212) 812-4142, or in her absence, contact me at (212) 652-4208.

Regards,

/s/ Taylor V. Edwards, Esq.
Taylor V. Edwards, Esq.
Assistant General Counsel